Exhibit 12

STATEMENTS RE COMPUTATION OF RATIOS

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS

LEVEL 3 COMMUNICATIONS, INC.

	Six Months
	Ended June 30,		Fiscal Year Ended
	2009	2008	2008	2007	2006	2005	2004

Loss from Continuing Operations Before Taxes	$(264)	$(228)	$(312)	$(1,168)	$(810)	$(715)	$(478)
Interest on Debt, Net of Capitalized Interest	298	285	570	609	670	543	486
Amortization of Capitalized Interest	—	25	48	68	68	68	68
Interest Expense Portion of Rental Expense	34	32	68	63	44	25	29

Earnings (Losses) Available for Fixed Charges	$68	$114	$374	$(428)	$(28)	$(79)	$105

Interest on Debt	$298	$285	$570	$609	$670	$543	$486
Preferred Dividends	—	—	—	—	—	—	—
Interest Expense Portion of Rental Expense	34	32	68	63	44	25	29

Total Fixed Charges	$332	$317	$638	$672	$714	$568	$515

Ratio of Earnings to Fixed Charges	—	—	—	—	—	—	—

Deficiency	$(264)	$(203)	$(264)	$(1,100)	$(742)	$(647)	$(410)

Financial information for periods prior to January 1, 2009 contained in the table above have been adjusted for the retrospective application of FSP APB 14-1.